EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Belk, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-167285) on Form S-8 of Belk, Inc. of our reports dated April 15, 2014, with respect to the consolidated balance sheets of Belk, Inc. and subsidiaries as of February 1, 2014 and February 2, 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended February 1, 2014, and the effectiveness of internal control over financial reporting as of February 1, 2014, which reports appear in the February 1, 2014 Annual Report on Form 10-K of Belk, Inc.

/s/ KPMG LLP

Charlotte, North Carolina

April 15, 2014